Exhibit 99.1

Kamada Reports Financial Results for Third Quarter and First Nine Months of 2017

Total Revenues for Third Quarter were $22.9 million, an 18% Increase

Total revenues for first 9 months of 2017 were $67.1 million, a 26% Increase

On Track to Achieve $100 Million in Total Revenues in 2017

Guiding to $116 to $120 Million in Total Revenues in 2018

Conference Call Today at 8:30 AM ET

REHOVOT, Israel – November 13, 2017 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, today announced financial results for the three and nine months ended September 30, 2017.

“We had a very solid third quarter on all fronts,” said Amir London, Kamada’s Chief Executive Officer.  “Total quarterly revenues of $23 million represented a year-over-year increase of 18%, and contributed to revenues for the first nine months of 2017 of $67 million, which was an increase of 26% over the first nine months of 2016.  Our revenue growth continues to be driven by the higher Glassia® sales in the US.  From a profitability standpoint, we generated positive operating and net income over the first nine months of the year. Following our strong performance through the first nine months of 2017, we remain confident in our ability to attain our previously stated guidance of reaching $100 million in total revenue in 2017.

“We were also pleased to have received the U.S. Food and Drug Administration approval in the third quarter for our Anti-Rabies IgG, KEDRAB™, and look forward to launching this product in the U.S. in collaboration with Kedrion, our strategic partner, early in 2018.  With the continued growth of sales of Glassia in the U.S. and our planned launch of KedRAB, we are expecting total revenues in 2018 to be in the range of $116 to $120 million, or 16%-20% revenue growth for 2018 compared to 2017’s anticipated revenues. Moreover, following our $15.6 million equity offering, which closed in the third quarter, we are in an extremely strong financial position as we head into 2018,” continued Mr. London.

“Looking ahead, we have multiple expected upcoming clinical milestones, including finalization of our discussions with the FDA on our proprietary inhaled Alpha-1 Antitrypsin (AAT) for the treatment of AAT Deficiency and upon approval, the initiation of a U.S. Phase 3 pivotal clinical trial, expected in the second half of 2018.  We are also looking forward to making progress in the Company’s clinical program for our AAT-IV for the treatment of acute Graft-Versus-Host Disease (GvHD), and determining the appropriate next steps forward in our clinical program for the treatment of newly diagnosed Type-1 Diabetes patients based on the recently announced Phase 2 results. Finally, we also expect the availability of the interim report from our ongoing Phase 2 trial with IV AAT for lung transplantation before year-end 2017,” added Mr. London.

Financial Highlights for the Three Months Ended September 30, 2017

•	Total revenues were $22.9 million, an 18% increase from the $19.4 million reported in the third quarter of 2016.
•	Revenues from the Proprietary Products segment were $17.1 million, a 13% increase from the $15.0 million reported in the third quarter of 2016.
•	Revenues from the Distributed Products segment were $5.9 million, a 35% increase from the $4.3 million reported in the third quarter of 2016.

•	Gross profit was $6.4 million, a 3% increase from the $6.3 million reported in the third quarter of 2016.
•	Gross margin decreased to 28% from 32% in the third quarter of 2016.
•	Net loss was $0.2 million, or $0.01 per share, compared to a net loss of $1.0 million, or a loss of $0.03 per share, in the third quarter of 2016.
•	Adjusted net income was less than $0.1 million compared to adjusted net loss of $0.7 million in the third quarter of 2016.

Financial Highlights for the Nine Months Ended September 30, 2017

•	Total revenues were $67.1 million, a 26% increase from $53.2 million in the nine months ended September 30, 2016.
•	Revenues from the Proprietary Products segment were $50.6 million, a 32% increase from $38.3 million reported in the same period of 2016.
•	Revenues from the Distributed Products segment were $16.5 million, an 11% increase from the $15.0 million reported in the same period of 2016.
•	Gross profit was $20.5 million, a 23% increase from the $16.7 million reported in the same period of 2016.
•	Gross margin decreased to 30% from 31% in the same period of 2016.
•	Net income was $0.6 million, or $0.02 per share, compared to a net loss of $4.9 million, or a loss of $0.14 per share, in the same period of 2016.
•	Adjusted net income was $1.3 million compared to an adjusted net loss of $3.9 million in the same period of 2016, an improvement of $5.2 million year-over-year.

Recent Corporate Highlights:

•
Received U.S. Food and Drug Administration (FDA) approval for KEDRAB™ [rabies immune globulin (Human)] for passive, transient post-exposure prophylaxis of rabies infection, when given immediately after contact with a rabid or possibly rabid animal.  Rabies is a life-threatening condition that impacts approximately 40,000 people in the U.S. each year, representing an annual market opportunity of $100 million-plus. KEDRAB will launch in the U.S. in early 2018.

•
Announced top-line results from Phase 2 trial of AAT in newly diagnosed type-1 diabetes, or T1D, patients.  While no significant treatment effect was observed in the overall study population, in the pre-determined subgroup of patients between the ages of 12 and 18 years old, a trend toward better efficacy was demonstrated in the high-dose arm of AAT.  Based on the top-line results of this study, Kamada, and its external TID key opinion leaders, believe that further studies in a larger population are warranted.  Once the full data from this study are available, the Company will evaluate the collective results in order to determine the appropriate next steps forward.

•
Submitted to the FDA for review a proposed pivotal Phase 3 protocol for Kamada’s inhaled Alpha-1 Antitrypsin (AAT) therapy (Inhaled AAT) for the treatment of AATD.  Kamada expects a response from the FDA in regards to the proposed protocol and will submit additional data at the beginning of 2018.  If approved by the FDA, the Company intends to proceed with a U.S. Phase 3 pivotal clinical trial in the second half of   2018.

•	Closed an underwritten public offering for net proceeds of $15.6 million to be used to fund clinical development programs.
•
Announced a collaboration for advanced research on AAT with a focus on mechanism of action with BGN Technologies, the business arm of Ben Gurion University (BGU).  Professor Eli Lewis, Department of Clinical Biochemistry and Pharmacology at BGU, and one of the world’s foremost AAT investigators, will lead the collaboration.  The planned research studies will serve as a scientifically and regulatory well-founded background to compare recombinant human AAT products that are developed as part of Kamada’s potential future pipeline.

Third Quarter 2017 Financial Results Compared to Third Quarter 2016 Financial Results

Total revenues for the third quarter of 2017 were $22.9 million, an 18% increase from the $19.4 million reported in the third quarter of 2016.  Revenues from the Proprietary Products segment were $17.1 million, a 13% increase from the $15.0 million reported in the third quarter of 2016.  Revenues from the Distributed Products segment were $5.9 million, a 35% increase from the $4.3 million reported in the third quarter of 2016.

Gross profit for the third quarter of 2017 was $6.4 million, a 3% increase from the $6.3 million reported in the third quarter of 2016.  Gross margin decreased to 28% from 32% in the third quarter of 2016, primarily as a result of increase in scrap rates in production compared to the same quarter of last year.

R&D expenses for the third quarter of 2017 were $3.4 million, a decrease of 23% as compared to $4.4 million in the third quarter of 2016.  Selling, general, and administrative expenses were $3.3 million, up 16% from $2.8 million in the same period in 2016.  Operating loss was $0.3 million, significantly reduced from an operating loss of $1.0 million in the same period of 2016.  Net loss for the third quarter of 2017 was $0.2 million, or $0.01 per diluted share, compared to a net loss of $1.0 million, or $0.03 per diluted share in the third quarter of 2016.

Adjusted EBITDA for the third quarter of 2017 was $0.8 million, compared with Adjusted EBITDA for the third quarter of 2016 of $0.2 million. Adjusted net loss for the third quarter of 2017 was less than $0.1 million, compared with an adjusted net loss of $0.7 million in the third quarter of 2016.

Nine Months Ended September 30, 2017 vs. September 30, 2016

Total revenues were $67.1 million, a 26% increase from $53.2 million in the same period of 2016.  Revenues from the Proprietary Products segment were $50.6 million, a 32% increase from $38.3 million in the same period of 2016.  Revenues from the Distributed Products segment were $16.5 million, a 11% increase from the $15.0 million reported in the nine-month period of 2016.

Gross profit was $20.5 million, a 23% increase from the $16.7 million reported in the same period of 2016.  Gross margin was 30%, somewhat consistent with the 31% in the same period of 2016.

R&D expenses were $10.1 million, a decrease of 16% as compared to $12.0 million in the same period of 2016.  Selling, general and administrative expenses were $9.4 million, an increase of 14% compared to $8.2 million in the same period of 2016.  The Company reported operating income of $1.0 million, compared with an operating loss of $3.6 million in the same period of 2016.  Net income was $0.6 million, or $0.02 per diluted share, compared with a net loss of $4.9 million, or $0.14 per diluted share, in the same period of 2016.

Adjusted EBITDA was $4.3 million, compared with Adjusted EBITDA of $0.1 million for the same period of 2016.  Adjusted net income was $1.3 million compared to an adjusted net loss of $3.9 million in the same period of 2016.

Balance Sheet Highlights

As of September 30, 2017, the Company had cash, cash equivalents and short term investments of $40.1 million, compared with $28.6 million as of December 31, 2016, which reflects the closing of an offering of common stock during the third quarter.  In the first nine months of 2017, Kamada used $0.1 million of cash in operations and invested $3.4 million in capital expenditures.

2017 Revenue Guidance

For the year ending December 31, 2017, Kamada continues to expect total revenues to be $100 million with Proprietary Products revenues between $76 to $78 million and Distributed Products revenues between $22 to $24 million.

2018 Revenue Guidance

For the year ending December 31, 2018, Kamada is expecting total revenues to be in the range of $116 to $120 million

Conference Call
Kamada management will host an investment community conference call on Monday, November 13 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-741-4248 (from within the U.S.), 1 80 925 8243 (from Israel), or 719-325-4754 (International) and entering the conference identification number: 2675273. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through November 27 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 2675273. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$12,156	$6,476	$9,968
Short-term investments	27,986	20,722	18,664
Trade receivables, net	21,980	14,501	19,788
Other accounts receivables	2,683	4,022	3,063
Inventories	23,144	28,086	25,594

	87,949	73,807	77,077

Non-Current Assets
Property, plant and equipment, net	23,597	20,720	22,249
Other long-term assets	443	71	370

	24,040	20,791	22,619

	111,989	94,598	99,696
Current Liabilities
Current maturities of loans	602	416	412
Trade payables	12,004	8,916	16,277
Other accounts payables	6,299	4,744	5,614
Deferred revenues	4,816	4,858	4,903

	23,721	18,934	27,206

Non-Current Liabilities
Loans	1,501	1,502	1,364
Employee benefit liabilities, net	1,000	798	722
Deferred revenues	2,057	4,693	3,661

	4,558	6,993	5,747
Shareholder's Equity
Ordinary shares	10,399	9,320	9,320
Share premium	177,193	162,649	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	57	52	(27)
Capital reserve from available for sale financial assets	34	87	19
Capital reserve from share-based payments	10,413	9,768	9,795
Capital reserve from employee benefits	(81)	(59)	(81)
Accumulated deficit	(110,815)	(109,656)	(111,464)
	83,710	68,671	66,743
	$111,989	$94,598	$99,696

Consolidated Statements of Comprehensive Income (loss)

	Nine months period ended September 30,		Three months period ended September 30,		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$50,568	$38,270	$17,058	$15,044	$55,958
Revenues from distribution	16,547	14,966	5,860	4,329	21,536

Total revenues	67,115	53,236	22,918	19,373	77,494

Cost of revenues from proprietary products	32,727	23,843	11,509	9,433	37,433
Cost of revenues from distribution	13,930	12,711	4,961	3,664	18,411

Total cost of revenues	46,657	36,554	16,470	13,097	55,844

Gross profit	20,458	16,682	6,448	6,276	21,650

Research and development expenses	10,056	12,024	3,418	4,415	16,245
Selling and marketing expenses	3,133	2,557	1,021	866	3,243
General and administrative expenses	6,270	5,688	2,323	2,014	7,643

Operating income (loss)	999	(3,587)	(314)	(1,019)	(5,481)

Financial income	266	388	92	90	469
Income (expense) in respect of currency exchange and derivatives instruments, net	(479)	(132)	-	(73)	127
Financial expense	(50)	(106)	(14)	(39)	(126)
Gain (loss) before taxes on income	736	(3,437)	(236)	(1,041)	(5,011)
Taxes on income	87	1,488	-	-	1,722

Net income (loss)	649	(4,925)	(236)	(1,041)	(6,733)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	15	14	3	(32)	(54)
Gain (loss) on cash flow hedges	303	124	(69)	44	47
Net amounts transferred to the statement of profit or loss for cash flow hedges	(219)	(71)	(103)	(1)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	(22)
Total comprehensive income (loss)	$748	$(4,858)	$(405)	$(1,030)	$(6,835)

Earnings (loss) per share attributable to equity holders of the Company:
Basic earnings (loss) per share	$0.02	$(0.14)	$(0.01)	$(0.03)	$(0.18)

Diluted earnings (loss) per share	$0.02	$(0.14)	$(0.01)	$(0.03)	$(0.18)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands

Cash Flows from Operating Activities

Net gain (loss)	$649	$(4,925)	$(236)	$(1,041)	$(6,733)

Adjustments to reconcile gain (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	2,648	2,631	903	922	3,501
Finance expense ( income), net	263	(150)	(78)	22	(470)
Cost of share-based payment	659	1,022	218	313	1,071
Income tax expense	87	1,488	-	-	1,722
Loss (gain) from sale of property and equipment	(49)	(23)	(4)	(33)	(18)
Change in employee benefit liabilities, net	278	11	137	396	(87)

	3,886	4,979	1,176	1,620	5,719
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(2,924)	8,948	863	1,644	3,489
Decrease in other accounts receivables	(393)	(654)	(547)	(801)	211
Decrease (increase) in inventories	2,450	(1,750)	928	235	742
Decrease (increase) in deferred expenses	872	(487)	(132)	287	(433)
Decrease in trade payables	(3,885)	(8,277)	(1,906)	(1,408)	(2,650)
Increase in other accounts payables	716	681	(473)	(45)	1,520
Increase (decrease) in deferred revenues	(1,691)	2,022	(1,238)	(987)	1,035

	(4,855)	483	(2,505)	(973)	3,914
Cash received (paid) during the period for:
Interest paid	(16)	(46)	(7)	(37)	(60)
Interest received	266	657	117	233	842
Taxes paid	(14)	(1,781)	(4)	(1,475)	(1,785)

	236	(1,170)	106	(1,279)	(1,003)

Net cash provided by (used in) operating activities	$(84)	$(633)	$(1,459)	$(1,673)	$1,897

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$(9,068)	$2,369	$(12,041)	$1,593	$4,236
Purchase of property and equipment	(3,407)	(1,904)	(792)	(435)	(2,641)
Proceeds from sale of property and equipment	57	41	4	20	42

Net cash provided by (used in) investing activities	(12,418)	506	(12,829)	1,178	1,637

Cash Flows from Financing Activities
Proceeds from exercise of share base payment	2	*	1	*	*
Receipt of long-term loans	279	1,701	279	-	1,701
Repayment of long-term loans	(380)	(159)	(142)	(98)	(211)
Proceeds from issuance of ordinary shares, net	15,558	-	15,558	-	-

Net cash provided by (used in) financing activities	15,459	1,542	15,696	(98)	1,490

Exchange differences on balances of cash and cash equivalent	(769)	14	(276)	(67)	(103)

Increase (decrease) in cash and cash equivalents	2,188	1,429	1,132	(660)	4,921

Cash and cash equivalents at the beginning of the period	9,968	5,047	11,024	7,136	5,047

Cash and cash equivalents at the end of the period	$12,156	$6,476	$12,156	$6,476	$9,968

Significant non-cash transactions

Purchase of property and equipment through capital lease	$282	$132	$-	$48	$132
Purchase of property and equipment	$398	$-	$398	$-	$1,968

* Represent an amount of less than 1 thousand

Adjusted EBITDA

	Nine months period Ended September 30,		Three months period Ended September 30,		For the year Ended December 31,
	2017	2016	2017	2016	2016
	Thousands of US dollar

Net income (loss)	$649	$(4,925)	$(236)	$(1,041)	$(6,733)

Income tax expense	87	1,488	-	-	1,722

Financial expense (income), net	(216)	(282)	(78)	(51)	(343)

Depreciation and amortization expense	2,648	2,631	903	922	3,501

Share-based compensation charges	659	1,022	218	313	1,071

Expense (Income) in respect of translation differences and derivatives instruments, net	479	132	-	73	(127)

Adjusted EBITDA	$4,306	$66	$807	$216	$(909)

Adjusted net income

	Nine months period Ended September 30,		Three months period Ended September 30,		For the Year Ended December 31,
	2017	2016	2017	2016	2016
	Thousands of US dollar

Net income (loss)	$649	$(4,952)	$(236)	$(1,041)	$(6,733)

Share-based compensation charges	659	1,022	218	313	1,071

Adjusted Net income (loss)	$1,308	$(3,930)	$(18)	$(728)	$(5,662)